Exhibit 99.1
BABCOCK & BROWN AIR REPORTS FIRST QUARTER 2010
RESULTS
Dublin, Ireland, May 5, 2010 — Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2010.
First Quarter 2010 Highlights
•	Net income of $16.7 million, EPS of $0.55

•	Available Cash Flow of $45.0 million, $1.49 per share

•	Gain of $12.5 million from sale of option to purchase notes payable

•	Unrestricted cash increased to $130.3 million at quarter end

•	Declared Q1 dividend of $0.20 per share on April 29th

•	Invested $8.75 million in BBAM LP (“BBAM”), on April 29th

•	Repurchased over two million shares at $8.78 per share on April 29th
“B&B Air’s strong first quarter helped increase our unrestricted cash to more than $130 million at March 31st and positioned the Company to execute the strategic initiatives that we have recently announced,” said Colm Barrington, CEO of B&B Air. “Our $8.75 million investment in BBAM provides B&B Air with a 15% interest in one of the world’s leading aircraft lease management companies, which manages more than 290 aircraft, including the B&B Air portfolio. BBAM represents the continuation of 20 years of successful aircraft management by the team at Babcock & Brown Aircraft Management lead by Steve Zissis. Our investment in BBAM further aligns the interests of B&B Air and its manager and should produce attractive returns for our shareholders.”
“Additionally, in a related transaction, B&B Air repurchased more than two million of its shares at a price of $8.78 per share. This latest share repurchase represents 6.6% of the shares outstanding at March 31, 2010, and brings the total number of shares repurchased by the Company since the start of our share repurchase program to 5.3 million shares, at an average price of $6.23 per share. The 5.3 million shares repurchased represent approximately 16% of the Company’s shares outstanding at its IPO.”
“We continue to see signs of a recovery in the airline industry along with encouraging indications from many of our airline customers that they intend to expand their fleets,” added Barrington. “Our strong cash balance positions us well to continue to evaluate further initiatives to enhance shareholder value as well as opportunities to grow our fleet of modern commercial aircraft.”
Steve Zissis, the President and CEO of BBAM said, “As the manager and servicer of B&B Air’s fleet, and now the owner of one million shares in the Company, our interests are further aligned with those of B&B Air’s shareholders. The team has been together for nearly 20 years, and we look forward to continuing to build our franchise in aviation.”

Financial Results
B&B Air’s net income and basic and diluted earnings per share for the first quarter of 2010 were $16.7 million and $0.55 respectively compared to $47.0 million and $1.45 per share in the same period in the preceding year. During the first quarter of 2010, B&B Air sold its remaining options to purchase $50 million principal amount of its notes payable, resulting in a pre-tax gain of $12.5 million. On a per share basis, this transaction contributed $0.31 to first quarter 2010 earnings. The first quarter 2009 results include a pre-tax gain of $49.0 million from the purchase of $100 million principal amount of our notes payable for $48.7 million plus associated expenses and a gain of $6.5 million representing a partial settlement in respect of aircraft repossessed in 2008. The debt repurchase transaction contributed $1.12 to first quarter 2009 earnings per share.
Total revenues for the first quarter of 2010 were $67.7 million compared to $109.1 million in the same period of the previous year. Operating lease revenue for the first quarter of 2010 was $54.2 million compared to $53.4 million in the same period of the previous year. The increase is primarily due to end of lease revenue recorded in the first quarter of 2010, partially offset by declines in lease rentals.
Total expenses in the first quarter of 2010 were $47.1 million, compared to $48.1 million in the same period of the previous year, a decrease of 2%. The decrease was primarily due to lower interest expense as a result of reductions in LIBOR and reduction in administrative expenses as compared to the first quarter of 2009.
Depreciation expense in the first quarter of 2010 was $21.3 million compared to $20.6 million in the same period of the previous year, an increase of 3%.
Interest expense in the first quarter of 2010 was $19.1 million compared to $20.6 million in the same period of the previous year, a decrease of 8%. The decrease is mainly due to lower LIBOR, which reduced interest costs on the debt amounts associated with aircraft whose lease rentals vary with LIBOR.
Selling, general and administrative (“SG&A”) expenses were $5.0 million in the first quarter of 2010 compared to $6.2 million in the same period of the previous year. During the first quarter of 2010, SG&A expense was 7.3% of the quarter’s total revenues.
The provision for income taxes was $4.0 million in the first quarter of 2010 reflecting a 25% rate on the gain from the sale of the option to purchase the notes payable. The effective income tax rate for the first quarter of 2010 was 19.3% compared to 23.0% for the same period in the previous year.
Available Cash Flow
Available Cash Flow (“ACF”), which B&B Air defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs and the deferred tax provision, was $45.0 million for the first quarter of 2010 compared to $35.3 million for the same period in the previous year, an increase of 27%. On a per share basis, ACF was $1.49 for the first quarter of 2010 compared to $1.09 in the same period of 2009.

ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Quarterly Dividend
On April 14th 2010, B&B Air declared a dividend of $0.20 per share in respect of the first quarter of 2010. This dividend will be paid on May 20, 2010 to shareholders of record on April 30, 2010. This dividend represents 13% of ACF in the first quarter of 2010.
Share Repurchases
In a transaction that closed on April 29, 2010, B&B Air repurchased 2,011,265 shares at a price of $8.78 per share. The repurchased shares represent approximately 6.6% of the shares outstanding at March 31, 2010 and following the repurchase there were 28,268,683 shares outstanding as compared to 30,279,948 at March 31, 2010.
On May 3, 2010, the Board of Director’s of B&B Air approved a new $30 million share repurchase program expiring in May 2011. Under this program, B&B Air may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
Financial Position
At March 31, 2010, B&B Air’s total assets were $2.03 billion, including flight equipment held for operating leases with a net book value of $1.73 billion. Restricted and unrestricted cash at March 31, 2010 totaled $270.3 million, of which $130.3 million was unrestricted. These amounts compare to total cash of $235.2 million and unrestricted cash of $96.0 million at December 31, 2009, increases of 15% and 36%, respectively.

Aircraft Portfolio
At March 31, 2010 B&B Air’s aircraft were on lease to 36 lessees in 20 countries, with one aircraft off-lease.
The table below shows the aircraft in B&B Air’s portfolio on March 31, 2010 and December 31, 2009 and 2008:

Portfolio On	Mar 31, 2010	Dec 31, 2009	Dec 31, 2008
Airbus A319	10	10	10
Airbus A320	17	17	17
Airbus A330	1	1	1
Boeing 737	19	19	19
Boeing 747	1	1	1
Boeing 757	12	12	12
Boeing 767	1	1	1
Boeing 777	1	1	1
Total	62	62	62

At March 31, 2010, the average age of B&B Air’s portfolio was 7.5 years weighted by the net book value of each aircraft. The average remaining lease term was 4.7 years, also weighted by net book value. At March 31, 2010 the leases were generating annualized revenues of $209 million. For the first quarter of 2010, B&B Air’s annual utilization factor was 95%.
Conference Call and Webcast
B&B Air’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, May 5, 2010.
Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 68703176. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 68703176. The replay recording will be available for two weeks.
A live webcast of the conference call will be also available in the investor section of B&B Air’s website at www.babcockbrownair.com. An archived webcast will be available for one year.
About B&B Air
B&B Air acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about B&B Air, please visit our website at www.babcockbrownair.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for B&B Air’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. B&B Air expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
Babcock & Brown Air Limited
+ 1-203-769-5916
matt.dallas@babcockbrown.com

Babcock & Brown Air Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2010	2009
	(Unaudited)	(Unaudited)

Revenues
Operating lease revenue	$54,245	$53,380
Gain on purchases of notes payable	—	48,980
Gain on sale of option to purchase notes payable	12,501	—
Lease termination settlement	589	6,475
Interest and other income	373	245

Total revenues	67,708	109,080

Expenses
Depreciation	21,265	20,605
Interest expense	19,052	20,641
Selling, general and administrative	4,970	6,168
Debt purchase option amortization	947	—
Maintenance and other costs	819	688

Total expenses	47,053	48,102

Net income before provision for income taxes	20,655	60,978
Provision for income taxes	3,988	14,027

Net income	$16,667	$46,951

Weighted average number of shares	30,279,948	32,488,911
Basic and diluted earnings per share	$0.55	$1.45
Dividends declared and paid per share	$0.20	$0.20

Babcock & Brown Air Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	March 31, 2010	December 31, 2009
	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	$130,318	$95,972
Restricted cash and cash equivalents	139,970	139,241
Rent receivables	6,019	3,927
Flight equipment held for operating leases, net	1,726,717	1,748,988
Deferred tax asset, net	7,277	10,465
Fair market value of derivative asset	1,771	30
Other assets, net	22,721	25,509

Total assets	2,034,793	2,024,132

Liabilities
Accounts payable and accrued liabilities	4,587	5,780
Rentals received in advance	8,729	9,656
Payable to related parties	10,203	8,106
Security deposits	33,843	34,425
Maintenance payment liability	123,432	118,224
Notes payable, net	657,747	657,649
Borrowings under aircraft acquisition facility	587,034	594,566
Credit facility	32,290	32,290
Fair market value of derivative liabilities	73,373	65,726
Other liabilities	13,749	13,186

Total liabilities	1,544,987	1,539,608

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 30,279,948 shares issued and outstanding at March 31, 2010 and December 31, 2009	30	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding outstanding	—	—
Additional paid-in capital	490,818	490,818
Retained earnings	58,455	47,844
Accumulated other comprehensive loss, net	(59,497)	(54,168)

Total shareholders’ equity	489,806	484,524

Total liabilities and shareholders’ equity	$2,034,793	$2,024,132

Babcock & Brown Air Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2010	2009
	(Unaudited)	(Unaudited)

Net income	$16,667	$46,951
Add (less):
Depreciation	21,265	20,605
Amortization of lease incentives	1,243	1,059
Amortization of debt issue costs	1,890	1,715
Gain on purchases of notes payable	—	(48,980)
Provision for deferred income taxes	3,949	13,994

Available cash flow	$45,014	$35,344

Weighted average shares outstanding	30,279,948	32,488,911

Available cash flow per share	$1.49	$1.09

B&B Air defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, and deferred income taxes. In addition, gain on purchases of notes payable is excluded from ACF. B&B Air’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing B&B Air’s operating performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.